Exhibit 99.1

Clearmind Medicine Files International Patent Application for Novel Combination Therapy Targeting Weight Loss and Fatty Liver Disease

Vancouver, Canada, July 28, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the "Company"), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the filing of a new international patent application under the Patent Cooperation Treaty (PCT). The application covers its innovative combination therapy of MEAI (5-methoxy-2-aminoindane and N-Acylethanolamines) and Palmitoylethanolamide (PEA).

This proprietary combination is designed to address two significant global health challenges: obesity and metabolic dysfunction-associated steatotic liver disease (MASLD). According to the World Health Organization, obesity affects over 890 million people worldwide and is a leading risk factor for a range of chronic conditions. Meanwhile, non-alcoholic fatty liver disease (NAFLD), which is closely linked to metabolic disorders and poor long-term outcomes, is estimated to impact more than 30% of the global adult population. Despite the scale of these problems, treatment options remain limited.

The Company believes that its novel approach has the potential to offer a safe and effective therapeutic alternative, leveraging the unique pharmacological profile of MEAI alongside the anti-inflammatory and neuroprotective properties of PEA. This patent filing is part of Clearmind’s ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC), a clinical-stage specialty pharmaceutical company developing therapies for central nervous system disorders.

“Our goal is to bring meaningful innovation to areas with high unmet medical need,” said Dr. Adi Zuloff-Shani, CEO of Clearmind. “This patent filing reflects our commitment to developing novel, science-backed treatments that can potentially improve the lives of millions struggling with obesity and fatty liver disease.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that its novel approach of the combination therapy of MEAI and PEA has the potential to offer a safe and effective therapeutic alternative, its goal to to bring meaningful innovation to areas with high unmet medical need and its commitment to developing novel, science-backed treatments that can potentially improve the lives of millions struggling with obesity and fatty liver disease.  The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.